UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated December 2, 2014 entitled “Arcos Dorados Appoints José Carlos Alcantara as Chief Financial Officer”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: December 2, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS APPOINTS JOSÉ CARLOS ALCANTARA AS CHIEF FINANCIAL OFFICER

Brings Substantial Experience with Consumer Brands in Latin America

Buenos Aires, December 2, 2014 —Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced that José Carlos Alcantara will be joining the Company to assume the role of Chief Financial Officer.

The appointment will be effective January 12, 2015. Mr. Alcantara will replace Germán Lemonnier, who has made a personal decision to leave the Company but will remain for a transition period through the end of the first quarter of 2015.

Mr. Alcantara brings substantial experience as a financial executive in both Latin America and the consumer products industry to Arcos Dorados. Most recently, he served as Managing Director Spanish Latin America at Experian, where he was previously CFO Latin America. Prior to joining Experian, Mr. Alcantara held senior finance positions within PepsiCo’s Quaker Oats and International (LAR Foods & Beverages) businesses both in Brazil and in the United States. Earlier in his career, Mr. Alcantara worked as a consultant and as a senior auditor at Ernst & Young and Price Waterhouse, respectively.

“I am very pleased to welcome José Carlos to Arcos Dorados. He is known as a detail-oriented senior finance executive with a strong focus on project analysis, business planning and corporate finance. I am confident that his broad skill set and experience in consumer goods will be a tremendous asset as we continue working to deliver value to our shareholders by capturing the potential of the McDonald’s brand in Latin America,” said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

“I would also like to thank Germán for his friendship and for his long and valuable service to Arcos Dorados, helping us grow into the largest restaurant chain in Latin America and playing a major role in the Company’s successful IPO. We wish him the best in all his future endeavors,” Staton added.

Mr. Alcantara, who will be based in Buenos Aires, holds an MBA from Northwestern University’s Kellogg School of Management and a bachelor’s degree from Escola Superior de Propaganda e Marketing in Brazil. He is also a member of the Colombian chapter of the Young Presidents’ Organization.

About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,086 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of September 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com.

For further information, please contact:
Farrell Kramer
farrell.kramer@mbsvalue.com
T: (212) 710-9685